                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For August 23, 2005
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X              Form 40-F
                           -----                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  X
                     -----                    -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) announces that it yesterday received shareholder approval to complete a stock split effective as of August 22, 2005, pursuant to which each issued common share of Northwestern will be subdivided into two common shares. It is expected that the greater number of outstanding new common shares resulting from the stock split (the "NEW
SHARES") will provide a wider opportunity for investors to become shareholders of Northwestern and increase liquidity in Northwestern's listed securities.

Northwestern's name and trading symbol will not change as a result of the stock split. Completion of the stock split remains subject to TSXV approval. The timing of the stock split will be announced once TSXV approval has been obtained.

Northwestern currently has 38,427,167 common shares issued and outstanding and will have 76,854,334 common shares issued and outstanding upon completion of the stock split."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Northwestern Mineral Ventures Inc.

                                      By: /s/ Kabir Ahmed
                                      -------------------
                                          Kabir Ahmed
                                          President

Date: August 23, 2005